

Sandra D Coon

As a mother hen, I did everything in my power to protect my babies from harm. My kids are now 25 and 27. They weren't exposed until their teenage years to online gaming. I do have a precious granddaughter and will hopefully have many more. I want to do everything in my power to protect her/them from cyber predators. According to statistics, there is unprecedented growth in online predators. Today, the virtual playground of cyberspace is also a playground for predators. I appreciate Dave and his determination for being a safety net for the Internet and for our precious children, grand children, etc. We need GameSafe in place.

Invested $22,000 this round & $1,000 previously

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